

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 16, 2018

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

> **Re: Grindrod Shipping Holdings Ltd.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed April 6, 2018**
> **File No. 001-38440**

Dear Mr. Wade:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2018 letter.

Capitalization and Indebtedness, page 4

1. We note that your capitalization at December 31, 2017 includes OACL and Unicorn Bunker, which were sold on January 1, 2018. To the extent the sale of such entities would result in material changes to your capitalization, please present a pro forma capitalization table with the historical amounts that show the disposition of OACL and Unicorn Bunker.

2. In a related matter, we note that your amounts of debt and equity in the table on page 5 do not equal the amounts in your December 31, 2017 financial statements. Please reconcile or revise these amounts.

Information on the Company, page 44

Business Overview, page 44

Our Competitive Strengths, page 45

3. We note your revised disclosure on page 45 and your response to our prior comment 10 issued in our letter dated February 6, 2018, and we reissue in part. Please balance your disclosure regarding your strong balance sheet by addressing your increasing net losses in this section of your registration statement.

Related Party Transaction, page 100

4. Please revise to describe or cross-reference the material terms of your Transitional Services Agreement here and in the Management of Our Business section of your registration statement.

Notes to Financial Statements, page F-11

3 Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page F-30

(ii) Key sources of estimation uncertainty, page F-31

Ship life, residual value and impairment, page F-32

5. We note your response to prior comment 6. We further note from page F-33 that a 1.67% decrease in charter rates for chemical tankers would result in the recoverable amount of ships being below the carrying amount. In addition, you disclose on page 11 that the market supply of drybulk carriers has increased significantly since 2005, which oversupply depresses charter rates. Furthermore, please note that paragraph 33c of IAS 36 requires that growth rates used in your cash flow analysis should not exceed the growth rate for the industry. In this regard, given the high growth rates you have disclosed in your response for 2016 and in your Form 20-F on page F-32 for 2017, please provide us with the reports from a third party service provider you mentioned in your response for both drybulk vessels and tankers. Your response should also explain how your estimates of future cash flows reflected a range of economic conditions that will exist over the remaining useful life of these vessels considering your discussions throughout the 20-F that charter rates have been volatile.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at (202) 551-3624 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Joshua Wechsler
        Fried, Frank, Harris, Shriver & Jacobson LLP